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EXHIBIT 4.1

AMENDING AGREEMENT NO. 3 AND CONSENT

        THIS AMENDING AGREEMENT NO. 3 AND CONSENT (this "Agreement") is made as of November 14, 2003 among Capital Environmental Resource Inc./Ressources Environnementales Capital Inc. (the "Borrower"), various financial institutions, as lenders (the "Lenders") and Bank of America, N.A. (Canada Branch) ("BofA"), as Administrative Agent (the "Administrative Agent").

RECITALS:

A.
Reference is made to the credit agreement dated as of June 27, 2002 among the Borrower, the Lenders, the Administrative Agent and Canadian Imperial Bank of Commerce ("CIBC") as managing agent (the "Managing Agent"), as amended pursuant to amending agreement no. 1 dated as of July 31, 2002 among the Borrower, certain of the Lenders, the Administrative Agent, the Managing Agent and The Toronto-Dominion Bank as syndication agent (the "Syndication Agent"), and as further amended pursuant to amending agreement no. 2 dated as of May 1, 2003 among the Borrower, certain of the Lenders and the Administrative Agent (as amended, the "Credit Agreement"). Capitalized terms used but not otherwise defined herein have the meanings given to them in the Credit Agreement.

B.
The Borrower has requested certain amendments to the Credit Agreement and the Administrative Agent and the Lenders party hereto have agreed to such amendments, as more fully set forth herein.

C.
Pursuant to Section 2.1.1 of the Credit Agreement, BofA has agreed to increase its commitment to the Borrower pursuant to the terms of the Credit Agreement. As a result, the amount of the combined Commitments will be increased to Cdn.$131,000,000. The Administrative Agent has requested certain amendments to the Credit Agreement in order to reflect these increased commitments, and certain other amendments incidental thereto, and the Borrower and the Lenders have agreed to such amendments, as more fully set forth herein.

D.
The Borrower has also requested the consent of the Administrative Agent and the Lenders of its acquisition of certain assets owned by Allied Waste Industries, Inc. ("Allied") and certain of its affiliates (collectively, together with Allied, the "Sellers") pursuant to an asset purchase agreement (the "Allied Asset Purchase Agreement") between Waste Services, Inc. ("Waste Services"), certain of its affiliates (collectively, together with Waste Services, the "Allied Buyers"), the Borrower, the Sellers and the issuance by Waste Services of Subordinated Debt in connection therewith (which Subordinated Debt shall be guaranteed by the Borrower and certain of its Subsidiaries).

        NOW THEREFORE, in consideration of the mutual agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.
Confirmation of Increase in Commitments.    Effective as of the Effective Date (as defined in Section 6), but subject to the terms and conditions hereof, BofA increases its Commitment by Cdn.$15,000,000, for a total Commitment of Cdn.$49,000,000, on the terms and conditions set forth in the Credit Agreement. As a result of this Commitment increase, the combined Commitments are now Cdn.$131,000,000 and the Aggregate Borrowing Commitments are now US$88,000,000, respectively. For greater certainty, this increase in the Commitments shall not take the form of a term loan. On the Effective Date, the Administrative Agent and the Lenders shall make all such payments as are necessary to ensure that, on such date, each Lender shall have advanced its Pro Rata Share of each outstanding Loan. This increase is made pursuant to Section 2.1.1 of the Credit Agreement.

2.
Amendments to Credit Agreement.    Subject to Section 6 of this Agreement, effective as of the Effective Date:

        (a)   Section 1.1 of the Credit Agreement is hereby amended to add the following definitions in the correct alphabetical sequence:

  "Allied Acquisition means the acquisition by the Allied Buyers of the assets, and the assumption by the Allied Buyers of certain of the liabilities, of Allied Waste Industries, Inc. and certain of its affiliates as more specifically set out in the Allied Asset Purchase Agreement and all of the general and limited partnership interests of Jones Road Landfill and Recycling, Ltd. for aggregate consideration, including deposits, not in excess of US$120,000,000, plus working capital adjustments made in accordance with the terms of the Allied Asset Purchase Agreement."

  "Allied Asset Purchase Agreement means the asset purchase agreement between Waste Services, Inc., certain of its affiliates, the Borrower, Allied Waste Industries, Inc. and certain of its affiliates."

  "Allied Buyers" means Waste Services, Inc. and certain of its Affiliates, each party to the Allied Asset Purchase Agreement.

  "Allied Subordinated Debt means Subordinated Debt in the maximum principal amount of US$110,000,000 issued by Waste Services, Inc.(and any guarantees thereof by the Borrower and its Subsidiaries) for the purpose of completing the Allied Acquisition, and for no other purpose."

        (b)   The definition of "Aggregate Borrowing Commitment" in Section 1.1 of the Credit Agreement is hereby amended to read as follows:

  "Aggregate Borrowing Commitment means US$88,000,000, as such amount may be increased or reduced pursuant to the terms and conditions hereof (including Sections 2.1.6 and 2.8)."

        (c)   Section 1.1 of the Credit Agreement is hereby amended to add the following definition in the correct alphabetical sequence:

  "Canadian Dollar Equivalent means, at any time, as to any amount denominated in US Dollars, the equivalent amount in Canadian Dollars as determined by the Administrative Agent at such time on the basis of the Spot Rate for the purchase of Canadian Dollars with such US Dollars."

        (d)   The definition of "Capital Expenditures" in Section 1.1 of the Credit Agreement is hereby amended and restated in its entirety to read as follows:

  "Capital Expenditures means, for any period, all expenditures which, in accordance with GAAP, would be required to be capitalized and shown on the consolidated balance sheet of the Borrower and its Subsidiaries during such period, but excluding (a) up to US$14,000,000 of any capital expenditures made in connection with the Omni Acquisition or in connection with the development of the Omni Landfill Site up to and including (but not after) the date upon which the Omni Landfill Site becomes operational, (b) expenditures made in connection with the replacement or restoration of assets during such period, provided a copy of the purchase order evidencing the replacement or restoration of such asset or similar evidence is provided to the Administrative Agent within 90 days of the loss or damage of such asset and such assets are replaced or restored within 360 days of the loss or damage of such asset, and to the extent financed (i) from insurance proceeds (or other similar recoveries) paid on account of the loss of or damage to the assets being replaced or restored, or (ii) with awards of compensation arising from the taking by expropriation, eminent domain or condemnation of the assets being replaced, (c) up to the Canadian Dollar Equivalent of US$7,000,000 of capital expenditures made in connection with the development of the landfill and transfer station owned by Cactus Waste Systems LLC, provided such capital expenditures are funded solely from issuances of equity by the Borrower to any Person that is not a Subsidiary and (d) up to the Canadian Dollar Equivalent of US$500,000 of capital expenditures made in connection with the acquisition of the assets of Dell Waste Systems, Inc., D'Andrea Industries, Inc. and ABC Disposal, LLC completed in any of the second, third or fourth Fiscal Quarters of 2003, provided such capital expenditures are funded solely from issuances of equity by the Borrower to any Person that is not a Subsidiary."

        (e)   The definition of "EBITDA" in Section 1.1 of the Credit Agreement is amended and restated in its entirety to read as follows:

  "EBITDA means, with respect to any Computation Period and for any Person, Consolidated Net Income of such Person (excluding interest income, investment income, foreign exchange gains and foreign exchange losses) for such period, before deducting Interest Expense, taxes, depreciation and amortization, adjusted to include the permitted adjustments set out in Schedule 1.1C for the periods following September 30, 2002."

        (f)    The definition of "Fixed Charge Coverage Ratio" in Section 1.1 of the Credit Agreement is hereby amended and restated in its entirety to read as follows:

  "Fixed Charge Coverage Ratio means, as of the last day of any Fiscal Quarter, the ratio of (a) EBITDA for the Computation Period ended on that date minus Capital Expenditures made by the Borrower and its Subsidiaries during such Computation Period, to (b) the sum of (i) cash Interest Expense of the Borrower and its Subsidiaries payable for such Computation Period, plus (ii) the aggregate of all scheduled principal payments on Funded Debt payable by the Borrower and its Subsidiaries during such Computation Period, plus (iii) the aggregate of all cash taxes payable by the Borrower and its Subsidiaries during such Computation Period; provided that, (A) for the Computation Period ending June 30, 2002, Capital Expenditures made by the Borrower and its Subsidiaries during such Computation Period shall be deemed to be Cdn.$4,800,000, and (B) for the Fiscal Quarter ending June 30, 2002, the Fixed Charge Coverage Ratio shall be measured based on a three month period ending June 30, 2002; for the Fiscal Quarter ending September 30, 2002, the Fixed Charge Coverage Ratio shall be measured based on a six month period ending September 30, 2002; and for the Fiscal Quarter ending December 31, 2002, the Fixed Charge Coverage Ratio shall be measured based on a nine month period ending December 31, 2002, and (C) notwithstanding paragraph (a) above, no deduction shall be made in respect of Capital Expenditures in an aggregate amount of up to Cdn.$12,100,000 in the calendar year ending December 31, 2003 or up to Cdn.$8,000,000 in any other 12-month period, to the extent such Capital Expenditures are in respect of new Municipal Services Contracts in respect of which the Administrative Agent has reviewed and approved the applicable documentation. For greater certainty, for any Fiscal Quarter following December 31, 2002, the Fixed Charge Coverage Ratio will be measured based on the applicable Computation Period."

        (g)   If all of the Lenders approve this Agreement, the definition of "Funded Debt" in Section 1.1 of the Credit Agreement is amended and restated as follows:

  "Funded Debt means all Debt of the Borrower and its Subsidiaries, excluding (i) obligations of the Borrower or any Subsidiary in respect of any performance bonds, (ii) the obligations of the Borrower or any Subsidiary in respect of undrawn letters of credit supporting any performance bond, (iii) the obligations of the Borrower or any Subsidiary in respect of undrawn letters of credit supporting post-closure obligations, (iv) the obligations of the Borrower or any Subsidiary in respect of undrawn letters of credit supporting Municipal Service Contracts, (v) liabilities under Hedging Agreements, (vi) Debt of the Borrower to Wholly-Owned Subsidiaries and Debt of Subsidiaries to the Borrower or to other Wholly-Owned Subsidiaries, (vii) contingent obligations in respect of the WSI Acquisition and (viii) royalty payments due by the Borrower or a Subsidiary to municipalities or other persons or entities under that certain Royalty Agreement (the "Omni Royalty Agreement") dated as of May 1, 2003, without giving effect to any amendments thereto, entered into in connection with the Omni Acquisition; provided, however, that for the purpose of calculating "Funded Debt", if consolidated cash on hand of the Borrower as at the most recent Fiscal Quarter end exceeds the Canadian Dollar Equivalent of US$2,000,000, there shall be deducted from the amount of Funded Debt determined in accordance with the foregoing, an amount equal to consolidated cash on hand of the Borrower as at the most recent Fiscal Quarter end, less the Canadian Dollar Equivalent of US$2,000,000."

        If less than all of the Lenders approve this Agreement, but this Agreement is nevertheless approved by the Required Lenders, the definition of "Funded Debt" in Section 1.1 of the Credit Agreement is amended and restated as follows:

  "Funded Debt means all Debt of the Borrower and its Subsidiaries, excluding (i) obligations of the Borrower or any Subsidiary in respect of any performance bonds, (ii) the obligations of the Borrower or any Subsidiary in respect of undrawn letters of credit supporting any performance bond, (iii) the obligations of the Borrower or any Subsidiary in respect of undrawn letters of credit supporting post-closure obligations, (iv) the obligations of the Borrower or any Subsidiary in respect of undrawn letters of credit supporting Municipal Service Contracts, (v) liabilities under Hedging Agreements, (vi) Debt of the Borrower to Wholly-Owned Subsidiaries and Debt of Subsidiaries to the Borrower or to other Wholly-Owned Subsidiaries, (vii) contingent obligations in respect of the WSI Acquisition and (viii) royalty payments due by the Borrower or a Subsidiary to municipalities or other persons or entities under that certain Royalty

  Agreement (the "Omni Royalty Agreement") dated as of May 1, 2003, without giving effect to any amendments thereto, entered into in connection with the Omni Acquisition; provided, however, that for the purpose of calculating "Funded Debt" for all purposes in this Agreement other than for the purposes of calculating the Applicable Margins, if consolidated cash on hand of the Borrower as at the most recent Fiscal Quarter end exceeds the Canadian Dollar Equivalent of US$2,000,000, there shall be deducted from the amount of Funded Debt determined in accordance with the foregoing, an amount equal to consolidated cash on hand of the Borrower as at the most recent Fiscal Quarter end, less the Canadian Dollar Equivalent of US$2,000,000."

        (h)   The definition of "Subordinated Debt" in Section 1.1 of the Credit Agreement is amended to delete the two references to "the Borrower" and replace them with references to "the Borrower or any of its Subsidiaries".

        (i)    The definition of "L/C Commitment" in Section 1.1 of the Credit Agreement is amended to delete the reference to "Cdn $25,000,000" appearing therein and to replace it with "Cdn $35,000,000".

        (j)    Section 2.1.1 is amended to delete the reference to "Cdn.$2,000,000" and replace it with "Cdn.$1,000,000".

        (k)   Section 7.5(b) of the Credit Agreement is amended and restated in its entirety to read as follows:

  "(b) the audited consolidated financial statements of the Borrower and its Subsidiaries as at December 31, 2002, which, upon the filing of the Form 20-F/A Amendment No. 1, shall have been prepared in conformity with GAAP and present fairly the financial condition of the Borrower and its Subsidiaries as at the date of such statements and the results of operations for the period then ended."

        (l)    Section 8.6.2 of the Credit Agreement is amended and restated in its entirety to read as follows:

  "8.6.2 Fixed Charge Coverage Ratio. Not permit the Fixed Charge Coverage Ratio at the end of any Computation Period ending during the periods described below to be less than the applicable ratio set forth below:

Computation Periods Ending:	Fixed Coverage Ratio
September 30, 2003-June 30, 2004	1.00 : 1.00
July 1, 2004-September 30, 2004	1.10 : 1.00
October 1, 2004-December 31, 2004	1.15 : 1.00
January 1, 2005 and thereafter	1.25 : 1.00	"

        (m)  Section 8.6.3 is amended and restated in its entirety to read as follows:

  "8.6.3 Leverage Ratio. Not permit the Leverage Ratio at any time during any Computation Period ending during the periods described below to exceed the applicable ratio set forth below:

Computation Periods Ending:	Maximum Leverage Ratio
March 31, 2003	3.50 : 1.00
April 1, 2003-September 29, 2003	3.35 : 1.00
September 30, 2003-March 31, 2004	3.00 : 1.00
April 1, 2004-September 30, 2004	2.75 : 1.00
October 1, 2004 and thereafter	2.50 : 1.00

  provided that, if after the Closing Date, the Borrower or any of its Subsidiaries incurs any Subordinated Debt, then, in lieu of the foregoing maximum Leverage Ratio, from and after the date on which such Subordinated Debt is incurred, the Borrower shall not permit the Leverage Ratio and the Senior Leverage

  Ratio at any time during any Computation Period ending during the periods described below to exceed the applicable ratios set forth below:

Computation Periods Ending:	Maximum Leverage Ratio
December 31, 2003-March 31, 2005	4.50 : 1.00
April 1, 2005 and thereafter	4.25 : 1.00
Computation Periods Ending:	Maximum Senior Leverage Ratio
December 31, 2003-March 31, 2005	2.50 : 1.00
April 1, 2005 and thereafter	2.25 : 1.00

          (n)   Section 8.6.4 of the Credit Agreement is amended and restated in its entirety to read as follows:

  "8.6.4 Pro Forma Adjusted EBITDA. Maintain Pro Forma Adjusted EBITDA of the Borrower and the Subsidiaries for each Computation Period ending during the periods described below at a level which is not less than the amount set forth opposite such Computation Period in the table below:

Computation Periods Ending:	Minimum Pro Forma Adjusted EBITDA
September 30, 2003-March 31, 2004	Cdn.$24,500,000
April 1, 2004-June 30, 2004	Cdn.$25,500,000
July 1, 2004-September 30, 2004	Cdn.$26,500,000
October 1, 2004-December 31, 2004	Cdn.$27,500,000
January 1, 2005 and thereafter	Cdn. $32,000,000

  If, after the Closing Date, the Borrower or any of its Subsidiaries completes an Acquisition, the minimum Pro Forma Adjusted EBITDA levels set forth above will be increased by an amount equal to 85% of trailing 12-month consolidated EBITDA of the Person which is the subject of such Acquisition. Any such adjustment will be determined by the Administrative Agent, based upon the unaudited financial statements of the Person which is the subject of such Acquisition for the preceding four Fiscal Quarters. No reduction will be made in respect of any Acquisition of any Person having negative EBITDA."

        (o)   Section 8.6.5 of the Credit Agreement is deleted in its entirety.

        (p)   Schedule 1.1A of the Credit Agreement is amended to read as set out in Schedule A attached to this Agreement.

        (q)   If all of the Lenders approve this Agreement, Schedule 1.1B of the Credit Agreement is amended to read as set out in Schedule B attached to this Agreement. If less than all of the Lenders approve this Agreement, but this Agreement is nevertheless approved by the Required Lenders, Schedule 1.1B will not be amended, and such Schedule will read as it did prior to the Effective Date.

        (r)   If all of the Lenders approve this Agreement, Schedule 1.1C of the Credit Agreement is amended to read as set out in Schedule C attached to this Agreement. If less than all of the Lenders approve this Agreement, but this Agreement is nevertheless approved by the Required Lenders, Schedule 1.1C of the Credit Agreement is amended to read as set out in Schedule C attached to this Agreement for all purposes other than for the purpose of calculating the Applicable Margins, but Schedule 1.1C of the Credit Agreement, as it existed as at the Effective Date, will continue to apply for the purpose of calculating the Applicable Margins.

        (s)   Section 8.1.1 of the Credit Agreement is amended to delete the reference to "PricewaterhouseCoopers LLP" appearing therein and replace it with "BDO Dunwoody LLP".

3.
Consent to Change of Auditor.    The Administrative Agent and the Lenders hereby consent to the change in auditor of the Borrower from PricewaterhouseCoopers LLP to BDO Dunwoody LLP.

4.
Waivers and Consents.    In reliance on the representations and warranties, covenants and agreements set forth in this Agreement, the Administrative Agent and the Lenders hereby consent to (i) the completion of the transactions by the Borrower and/or its Subsidiaries as set forth in subsection (a) of this Section 4, subject to the satisfaction of the conditions in Sections 8.11 (d)(i), (ii), (iii), (v) and (vi) of the Credit Agreement (it being understood that the environmental review required by Section 8.11(d)(vi) will be provided on or before December 15, 2003) and the conditions contained in Section 6 of this Agreement, (ii) the issuance of the Subordinated Debt as more particularly described in subsection (b) of this Section 4, subject to the conditions contained in Section 6 of this Agreement, and (iii) the following waivers requested by the Borrower as set forth in subsections (c) and (d) of this Section 4 of this Agreement:

        (a)   The Allied Acquisition, on the terms and conditions set forth in and pursuant to the Allied Asset Purchase Agreement in the form provided to the Administrative Agent and the assumption by the Allied Buyers of certain liabilities (as more particularly described in the Allied Asset Purchase Agreement, provided that (i) no Unmatured Event of Default or Event of Default has then occurred or is continuing or would arise immediately after giving effect to the Allied Acquisition, (ii) the Borrower and its Subsidiaries shall have complied with Section 6 hereof, and (iii) the Allied Acquisition is financed, as to at least US$100,000,000 of the purchase price therefor, with the proceeds of the Allied Subordinated Debt.

        (b)   The issuance of the Allied Subordinated Debt, provided that (i) no material terms applicable to such Debt (including the covenants and events of default thereof) are materially less favourable to the Borrower and its Affiliates or the Lenders than the terms that are applicable under the Credit Agreement, (ii) the covenants contained therein are less restrictive than the covenants contained in the Credit Agreement, (iii) such Debt shall mature at least six months beyond the Termination Date, (iv) such Debt is unsecured and subordinated in right of payment to the prior payment of the Obligations, (v) such Debt accrues interest at a rate no higher than 12% per annum, provided that such Debt may accrue interest at a rate of up to 14% per annum if any interest accruing thereunder in excess of 12% per annum is not paid in cash, but is added to principal, and (vi) such Debt is otherwise on terms and conditions satisfactory to the Administrative Agent and the Required Lenders.

        (c)   The waiver of compliance with Section 8.7 of the Credit Agreement only to the extent necessary to permit the Borrower and/or its Subsidiaries to issue the Allied Subordinated Debt.

        (d)   The waiver of compliance with the requirement to deliver the documents and certificates pursuant to Sections 8.1.2 and 8.1.3 of the Credit Agreement by November 14, 2003; provided that the Borrower has fully complied with Sections 8.1.2 and 8.1.3 by no later than 5p.m. (Toronto time) on November 18, 2003.

5.
Representations and Warranties.    The Borrower represents and warrants to the Administrative Agent and each Lender that, as of the Effective Date:

        (a)   This Agreement has been duly authorized, executed and delivered by the Borrower and duly acknowledged by each Loan Party other than the Borrower, and the Credit Agreement, as amended hereby, constitutes the legal, valid and binding obligation of the Borrower, enforceable against the Borrower in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency or similar laws affecting the enforcement of creditors' rights generally or by equitable principles relating to enforceability.

        (b)   The representations and warranties of the Borrower and each other Loan Party set forth in each Loan Document, as amended hereby, are true and correct on and as of the Effective Date (except where such representation or warranty expressly relates to a different date).

        (c)   The Borrower and each other Loan Party are in full compliance with their respective covenants in each Loan Document, as amended hereby, and no Event of Default or Unmatured Event of Default has occurred and is continuing or will result from the effectiveness of this Agreement, the Allied Acquisition or the issuance of the Allied Subordinated Debt.

        (d)   No event or circumstance has occurred since December 31, 2002 that has resulted or could reasonably be expected to result in a Material Adverse Effect.

6.
Condition to Effectiveness.    This Agreement shall become effective on the date (the "Effective Date") that the Administrative Agent shall have received (a) this Agreement, duly executed by the Borrower and the Required Lenders, and duly acknowledged by each Loan Party other than the Borrower, along with the fees payable to BofA and CIBC pursuant to Section 11 hereof, and (b) for the account of each Lender that executes and delivers to the Administrative Agent or its counsel its signature page hereto by 6:30 p.m. (Toronto Time) on November 13, 2003, an amendment fee equal to 0.50% of such Lender's Commitment (as it was prior to the Effective Date). In addition, the Administrative Agent shall have received (i) as a condition to the effectiveness of the consent hereunder to the Allied Acquisition, fully executed copies of the Allied Asset Purchase Agreement in form and substance satisfactory to the Administrative Agent and all other material documents, instruments and agreements related to the Allied Acquisition, including all amendments and modifications thereto (whether characterized as an amendment, modification, waiver, consent or similar document) (collectively, together with the Allied Asset Purchase Agreement, the "Allied Acquisition Documents"), certified in each case by the Borrower to be true and correct and all in form and substance satisfactory to the Administrative Agent and its counsel, and (ii) as a condition to the effectiveness of the consent hereunder to the issuance of the Allied Subordinated Debt, fully executed copies of the applicable subordinated debt, certified in each case by the Borrower to be true and correct and in each case in form and substance satisfactory to the Administrative Agent.

7.
Covenants of the Borrower    The Borrower shall, and shall cause each Subsidiary, where applicable, to:

        (a)   deliver executed security documents requested by the Administrative Agent (including without limitation first priority mortgages on the relevant parcels of land), the other documents contemplated by Sections 8.11 and 8.25 of the Credit Agreement and any other instruments and documents requested by, and in form and substance satisfactory to, the Administrative Agent, in order to create in favour of the Administrative Agent, as agent for the Lenders, first priority Liens over the assets purchased pursuant to the Allied Acquisition, by no later than 60 days after the date of the completion of the Allied Acquisition;

        (b)   take all actions necessary to enable the Administrative Agent (or its agent) to register all the security documents and other relevant instruments and documents referred to in the foregoing Section 7(a) in all offices in which, in the opinion of the Administrative Agent or its counsel, registration is necessary or of advantage to perfect and protect the priority of the Liens intended to be created thereby; and

        (c)   unless and until the Allied Acquisition is completed, not request or make any Borrowings under the Credit Agreement in excess of Cdn.$116,000,000 other than for purposes of the Allied Acquisition.

8.
Credit Agreement in Effect.    This Agreement shall constitute a Loan Document and a breach of any term hereof shall constitute an Event of Default under the Credit Agreement. Except as specifically stated herein, this Agreement shall not constitute (a) a modification or alteration of the terms, conditions or covenants of any other Loan Document, or (b) a waiver, release or limitation upon the exercise by the Administrative Agent or the Lenders of any of their rights, legal or equitable, thereunder. The Credit Agreement shall continue in full force and effect in accordance with the provisions thereof and all Loan Documents issued or granted in connection therewith are hereby ratified and confirmed and shall continue in full force and effect. Each of the Administrative Agent and the Lenders reserves any and all rights and remedies which such Person has had, has or may have had under the Loan Documents. After this Agreement becomes effective as provided herein, any reference to the Credit Agreement shall refer to the Credit Agreement as amended hereby.

9.
Applicable Law.    This Agreement shall be construed in accordance with and governed by the laws of Ontario.

10.
Counterparts.    This Agreement may be executed in any number of counterparts, each of which shall be an original but all of which, when taken together, shall constitute one instrument. Delivery of an executed counterpart of a signature page of this Agreement by facsimile shall be effective as delivery of a manually executed counterpart of this Agreement.

11.
Upfront Fee.    The Borrower agrees to pay to the Administrative Agent, for the account of BofA a fee (for BofA) in an amount equal to Cdn.$150,000, being an amount equal to 1.00% of the amount by which such Lender's Commitment will increase on the Effective Date.

12.
Expenses.    The Borrower agrees to reimburse the Administrative Agent and the Lenders for their out-of-pocket expenses in connection with this Agreement, including the legal fees and disbursements of

  Blake, Cassels & Graydon LLP and Sidley Austin Brown & Wood, counsel for the Administrative Agent and the Lenders.

13.
Nondisclosure.    The Administrative Agent and the Lenders recognize and acknowledge that information of the Borrower or any of its Subsidiaries that has been provided to them by the Borrower or any of its Subsidiaries or the Administrative Agent in connection with this Amendment, including the Amendment and information as to financial statements, is "confidential" and subject to the provisions of Section 11.10 of the Credit Agreement.

        IN WITNESS WHEREOF, the parties hereto have caused this Amending Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

CAPITAL ENVIRONMENTAL RESOURCE INC./RESSOURCES ENVIRONNEMENTALES CAPITAL INC.	BANK OF AMERICA, N.A. (Canada Branch), as Administrative Agent
By: Name: Title:	/s/ THOMAS E. DURKIN III Thomas E. Durkin III Executive Vice President, General Counsel and Secretary	By: Name: Title:	/s/ MELINA SALÉS DE ANDRAOC Melina Salés De Andraoc Assistant Vice President
By: Name: Title:	/s/ RONALD L. RUBIN Ronald L. Rubin Executive Vice President, Chief Financial Officer

BANK OF AMERICA, N.A. (Canada Branch), as a Lender	CANADIAN IMPERIAL BANK OF COMMERCE, as a Lender
By: Name: Title:	/s/ MELINA SALÉS DE ANDRAOC Melina Salés De Andraoc Assistant Vice President	By: Name: Title:	/s/ ROBERT MCCALLAN Robert McCallan Manager, Commercial Credit

THE BANK OF NOVA SCOTIA, as a Lender	THE TORONTO-DOMINION BANK, as a Lender
By: Name: Title:	/s/ P. ARMSTRONG P. Armstrong Vice President	By: Name: Title:	/s/ ROHAN APPADURAI Rohan Appadurai Vice President & Director

Acknowledgement

        Each of the undersigned acknowledges and approves the foregoing Amending Agreement and agrees that each Loan Document to which it is a party is hereby ratified and confirmed and remains in full force and effect.

RAM-PAK COMPACTION SYSTEMS LTD. WASTE SERVICES, INC. OMNI WASTE OF OCSEOLA COUNTY LLC CACTUS WASTE SYSTEMS, LLC WASTE SERVICES OF ARIZONA, INC.
By:	/s/ THOMAS E. DURKIN III Authorized Officer of each of the above

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AMENDING AGREEMENT NO. 3 AND CONSENT
Acknowledgement